As filed with the Securities and Exchange Commission on May 24, 2013

Securities Act File No. 333-178646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 3 to
FORM N-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CĪON Investment Corporation

(Exact name of registrant as specified in charter)

3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700

(Address and telephone number,
including area code, of principal executive offices)

Michael R. Manley
General Counsel
3 Park Avenue, 36th Floor
New York, NY 10016

(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001 Tel. No. (202) 383-0100 Fax No. (202) 637-3593	Deborah Schwager Froling, Esq. Arent Fox LLP 1717 K Street, N.W. Washington, DC 20036 Tel. No. (202) 857-6075 Fax No. (202) 857-6395

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-178646) of CĪON Investment Corporation (as amended, the “Registration Statement”) is being filed solely for the purpose of filing amended Exhibit (n)(5) to the Registration Statement. No changes have been made to Part A, Part B or Part C of the Registration Statement, other than Item 25(2) of Part C as set forth below. Accordingly, this Post-Effective Amendment No. 3 consists only of the facing page, this explanatory note, and Item 25(2) of the Registration Statement setting forth the exhibits to the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(2)  Exhibits

(a)(1)	Articles of Incorporation of the Registrant†
(a)(2)	Second Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on August 27, 2012).
(b)	Bylaws of the Registrant†
(d)	Form of Subscription Agreement (Included in the Prospectus as Appendix A and incorporated herein by reference).
(e)	Distribution Reinvestment Plan†
(g)(1)	Investment Advisory Agreement†
(g)(2)	Investment Sub-Advisory Agreement†
(h)(1)	Dealer Manager Agreement†
(h)(2)	Form of Selected Dealer Agreement†
(j)	Custodian Agreement†
(k)(1)	Escrow Agreement†
(k)(2)	Administration Agreement†
(k)(3)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of December 17, 2012, by and between Flatiron Funding, LLC and Citibank, N.A. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 19, 2012).
(k)(4)	Confirmation Letter Agreement, dated as of December 17, 2012, by and between Flatiron Funding, LLC and Citibank, N.A. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 19, 2012).
(k)(5)	Expense Support and Conditional Reimbursement Agreement†
(l)	Opinion of Sutherland Asbill & Brennan LLP†
(n)	Consent of Sutherland Asbill & Brennan LLP (included in Exhibit (1))†
(n)(1)	Consent of Ernst & Young LLP†
(n)(2)	Consent to be named director†
(n)(3)	Consent to be named director†
(n)(4)	Consent to be named director†
(n)(5)	Report of Ernst & Young LLP*
(r)	Code of Ethics†

*	Filed herewith.
†	Previously filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 24th day of May, 2013.

CĪON Investment Corporation
By: /s/ Michael A. Reisner Name: Michael A. Reisner Title: Co-President and Co-Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the 24th day of May, 2013. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date
/s/ Mark Gatto Mark Gatto	Co-President, Co-Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2013
/s/ Michael A. Reisner Michael A. Reisner	Co-President, Co-Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2013
/s/ Keith S. Franz Keith S. Franz	Chief Financial Officer (Principal Financial and Accounting Officer)	May 24, 2013
/s/ Robert A. Breakstone Robert A. Breakstone	Director	May 24, 2013
/s/ James J. Florio James J. Florio	Director	May 24, 2013
/s/ Aron I. Schwartz Aron I. Schwartz	Director	May 24, 2013

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